SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): September 11, 2003

ENSTAR INCOME/GROWTH PROGRAM FIVE-A, L.P.
(Exact name of registrant as specified in its charter)

Georgia
(State or other jurisdiction of incorporation)

000-16779   **58-1712898**
(Commission File Number)   (I.R.S. Employer Identification No.)

c/o Enstar Communications Corporation

12405 Powerscourt Drive, St. Louis, Missouri 63131
(Address of principal executive offices) (Zip Code)

(314) 965-0555
(registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Item 2. Acquisition or Disposition of Assets.

On November 8, 2002, Enstar Cable of Cumberland Valley, a joint venture owned 50% by Enstar Income/Growth Program Five-A, L.P. (the "Partnership"), entered into an asset purchase agreement providing for the sale of the Pomme de Terre, Missouri headend to Telecommunications Management, LLC (Telecommunications Management). On September 11, 2003, the asset purchase agreement closed for a total sale price (as adjusted for decreases in customers) of approximately $410,900 (approximately $550 per customer acquired), subject to post closing adjustments. This sale was part of a larger transaction in which the Joint Venture and nine other affiliated partnerships (which, together with the Joint Venture are collectively referred to as the "Selling Partnerships") sold all of their remaining assets used in the operation of their respective cable systems to Telecommunications Management for a total cash sale price of approximately $12,576,400 (the Telecommunications Management Sale). The closing of the purchase agreement was effective as of August 31, 2003.

The Corporate General Partner's intention is to terminate the Partnership as expeditiously as possible. After paying or providing for the payment of the expenses of the sale, the Corporate General Partner will make one or more distributions of the Partnership's allocable share of the remaining net sale proceeds, in accordance with its partnership agreement. The Partnership intends to make an initial distribution payment to its limited partners within 90 days following the sale. A second distribution will occur on or after approximately 13 months following the close of the transaction upon the release of the indemnity escrow and the receipt of the remaining proceeds of such escrow if any.

Item 7. Financial Statements, ProForma Financial Information and Exhibits.

    (a) Financial statements of businesses acquired.

        Not applicable.

    (b) Pro forma financial information.

        As discussed above, the Partnership no longer has any cable television systems. The Partnership's unaudited pro forma balance sheet has cash, consisting primarily of sale proceeds, as the only remaining asset. The Partnership retains all liabilities consisting of accounts payable, accrued liabilities and due to affiliates. The unaudited pro forma statement of operations consists solely of interest income.

    (c) Exhibits

        2.1 Letter of Amendment, dated as of June 6, 2003, between Enstar Income Program II-2, L.P., Enstar Income Program IV-3, L.P., Enstar Income Program 1984-1, L.P., Enstar Income/Growth Program Six-A, L.P., Enstar VII, L.P., Enstar VIII. L.P., Enstar X, L.P., Enstar XI, L.P., Enstar IV/PBD Systems Venture and Enstar Cable of Cumberland Valley and Telecommunications Management, LLC (Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K of Enstar Income/Growth Program Five-A, L.P. filed on June 9, 2003 (File No. 000-16779)).

        2.2 Asset Purchase Agreement, dated November 8, 2002, by and among Telecommunications Management, LLC and Enstar Income Program II-2, L.P., Enstar Income Program IV-3, L.P., Enstar Income Program 1984-1, L.P., Enstar Income/Growth Program Six-A, L.P., Enstar VII, L.P., Enstar VIII, L.P., Enstar X, L.P., Enstar XI, L.P., Enstar IV/PBD

Systems Venture and Enstar Cable of Cumberland Valley (Incorporated by reference to Exhibit 2.1 to the quarterly report of Form 10-Q of Enstar Income Program II-2, L.P. filed on November 12, 2002 (File No. 000-14505)).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Enstar Income/Growth Program Five-A, L.P.

By: <u>Enstar Communications Corporation</u>
    its General Partner

By: <u>/s/ Paul E. Martin</u>
Name: Paul E. Martin
Title: Vice President and Corporate Controller
(Principal Financial Officer and Principal Accounting Officer)

Dated: September 16, 2003

EXHIBIT INDEX

Exhibit
Number   <u>Description</u>

2.1   Letter of Amendment, dated as of June 6, 2003, between Enstar Income Program II-2, L.P., Enstar Income Program IV-3, L.P., Enstar Income Program 1984-1, L.P., Enstar Income/Growth Program Six-A, L.P., Enstar VII, L.P., Enstar VIII. L.P., Enstar X, L.P., Enstar XI, L.P., Enstar IV/PBD Systems Venture and Enstar Cable of Cumberland Valley and Telecommunications Management, LLC (Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K of Enstar Income/Growth Program Five-A, L.P. filed on June 9, 2003 (File No. 000-16779)).

2.2   Asset Purchase Agreement, dated November 8, 2002, by and among Telecommunications Management, LLC and Enstar Income Program II-2, L.P., Enstar Income Program IV-3, L.P., Enstar Income Program 1984-1, L.P., Enstar Income/Growth Program Six-A, L.P., Enstar VII, L.P., Enstar VIII, L.P., Enstar X, L.P., Enstar XI, L.P., Enstar IV/PBD Systems Venture and Enstar Cable of Cumberland Valley (Incorporated by reference to Exhibit 2.1 to the quarterly report of Form 10-Q of Enstar Income Program II-2, L.P. filed on November 12, 2002 (File No. 000-14505)).